Exhibit 12.2

Western Sizzlin’s Ratio of Earnings to Fixed Charges

The following table sets forth Western Sizzlin’s ratio of earnings to fixed charges for each of the periods indicated.

	Nine months ended September 30, 2009	Fiscal year ended December 31, 2008	Fiscal year ended December 31, 2007

Income (loss) before income tax expense	$11,246,324	$(7,530,069)	$(643,959)
Add fixed charges	216,899	336,226	371,950

Total Earnings Available for Fixed Charges	11,573,682	(7,202,176)	(271,701)

Fixed Charges:
Interest expense and amortization of finance costs	46,568	86,650	110,425
Interest factor on rent (1/3 rent expense)	170,331	249,576	261,525
Total Fixed Charges	216,899	336,226	371,950

Ratio of Earnings to Fixed Charges	53.36	*	*

*	For the periods ending December 31, 2007 and 2008, earnings were insufficient to cover fixed charges.

For the purposes of calculating Western Sizzlin’s ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations before adjustment for minority interest, plus fixed charges and the amortization of capitalized interest less interest capitalized.  Fixed charges consist of interest expense, whether expensed or capitalized, amortization of debt issuance costs, and an estimate of the portion of Western Sizzlin’s rental expense that is attributable to interest.